Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six months ended	Year Ended December 31
	June 30, 2008	2007	2006	2005	2004	2003
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$557	1,282	$1,018	$967	$1,041	$833
Plus:
Fixed charges exclusive of capitalized interest	175	156	137	129	132	152
Amortization of capitalized interest	4	7	8	9	10	10
Adjustments for equity affiliates	—	21	16	20	6	3

Total	$736	$1,466	$1,179	$1,125	$1,189	$998

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$131	93	$83	$81	$90	$107
Rentals - portion representative of interest	44	63	54	48	42	45

Fixed charges exclusive of capitalized interest	175	156	137	129	132	152
Capitalized interest	4	11	7	5	3	3

Total	$179	$167	$144	$134	$135	$155

Ratio of earnings to fixed charges	4.1	8.8	8.2	8.4	8.8	6.4

The financial information of all prior periods has been reclassified to reflect discontinued operations.